LUXFER HOLDINGS PLC

SALFORD, England— March 13, 2014 — Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and twelve-month periods ended December 31, 2013.

UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2013

Results are summarized as follows:

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2013	2012	2013	2012
	Restated under IAS 19R		Restated under IAS 19R
Net revenue (excluding surcharge below) Rare earth chemical surcharge Revenue	$115.0m $1.0m $116.0m	$125.7m $4.3m $130.0m	$472.9m $8.4m $481.3m	$471.1m $40.5m $511.6m
Trading profit Trading margin Operating profit	$15.0m 12.9% $13.2m	$16.1m 12.4% $14.0m	$59.2m 12.3% $56.5m	$68.5m 13.4% $66.4m
Net income Earnings per £1 ord. share – Basic (1)	$8.8m $0.66	$9.2m $0.69	$34.1m $2.54	$39.5m $3.68
Adjusted net income (2) Adjusted earnings per £1 ord. share – Basic Adjusted earnings per ADS – Basic (3) Adjusted earnings per ADS – fully diluted	$11.1m $0.83 $0.41 $0.40	$12.6m $0.94 $0.47 $0.45	$39.8m $2.97 $1.48 $1.42	$44.7m $4.16 $2.08 $2.05
Adjusted EBITDA (4) Adjusted EBITDA margin	$19.8m 17.1%	$20.0m 15.4%	$76.6m 15.9%	$83.2m 16.3%
Net cash inflow from operating activities	$7.3m	$17.3m	$37.1m	$69.0m
Net debt (total debt less cash)	$35.4m	$23.3m	$35.4m	$23.3m
Total equity – book value (net assets) £1 ordinary shares outstanding LXFR – ADS equivalent outstanding (5)	$191.7m 13.4m 26.8m	$148.8m 10.7m 21.5m	$191.7m 13.4m 26.8m	$148.8m 10.7m 21.5m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. The IPO of October 3, 2012, resulted in the issuance of 3.5 million new ordinary shares.
(2)	Adjusted net income consists of net income adjusted for the post tax impact of non-trading items (consisting of IAS 19 retirement benefits finance charge, acquisition costs, disposal costs of intellectual property, restructuring and other income / (expense) and other share-based compensation charges). A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.
(3)	Each American Depositary Share (“ADS”) represents one-half of an ordinary share and they are listed on the New York Stock Exchange (“NYSE”) under the ticker LXFR. Stock prices quoted for LXFR on the NYSE are per ADS and not ordinary share. The first day of trading was October 3, 2012.
(4)	Adjusted EBITDA consists of profit for the period before tax expense, interest cost, interest paid, IAS 19 retirement benefits finance charge, acquisition costs, disposal costs of intellectual property, restructuring and other income / (expense), other share based compensation charges, loss on disposal of fixed assets and depreciation and amortization. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.
(5)	Assumes all £1 ordinary shares are converted into 2 ADSs.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375 ; email: dan.stracner@luxfer.net.

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COMMENTARY FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2013

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas cylinders for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange and its American Depositary Shares (ADSs) trade under the symbol “LXFR”.

BUSINESS REVIEW

Fourth-quarter results

Luxfer Group revenue for the fourth quarter of 2013 was $116.0m and net revenue (revenue before rare earth surcharges, which was $1.0m in Q4 2013) was $115.0m, a decrease of $11.4m over Q4 2012 at constant translation exchange rates. Translation differences were a further positive $0.7m. Gas Cylinders Division revenue was down in the fourth quarter of 2013 compared to the equivalent period in 2012 with sales of industrial gas cylinders and composite life support cylinders lower in both Europe and the United States. Our Superform business also had a slightly weaker quarter compared to last year. Despite lower sales in the quarter for the Gas Cylinders Division, the sales mix led to a favorable operating margin compared to Q4 2012. In our Elektron Division, revenues from high-performance aerospace alloys and photo-engraving plate improved compared to Q4 2012. Sales of magnesium powder for U.S. military counter-measure flares and catalysts sales for European automotive both saw a small improvement in the quarter compared with Q4 2012. Demand in both of these markets remained relatively weak, but some signs of improvement were evident at the end of 2013. Sales of our zirconium oxides and other non-military powders were lower compared to Q4 2012. Although the revenue was lower in both Gas Cylinders and Elektron, the improved sales mix meant an increased trading margin compared to Q4 2012. Lower rare earth costs resulted in a reduced rare earth surcharge: down to $1.0m in Q4 2013 from $4.3m in Q4 2012.

Overall, the Group’s Q4 2013 revenue at $116.0m is lower than the $130.0m for Q4 2012. The gross profit margin was 25.9%, compared to 24.5% for Q4 2012, reflecting the change in sales mix between divisions but also a stronger quarter for product margins, despite lower volumes.

Trading profit was $15.0m for the fourth quarter of 2013 (Q4 2012 IAS 19R restated: $16.1m). The Gas Cylinders Division Q4 2013 trading profit margin of 7.5% was higher than the 6.1% of Q4 2012, reflecting an improved mix of sales. Elektron Division’s 19.7% trading profit margin was slightly lower than in Q4 2012 (19.9%) due to the lower capacity utilization of our European zirconium operation. Group operating profit (trading profit after the deduction of non-recurring trading items) was $13.2m in Q4 2013 (Q4 2012 IAS 19R restated: $14.0m).

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,

(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,

(iii) statements of future economic performance and

(iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on form 20-F dated March 29, 2013 filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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Divisional analysis of revenue and trading profit

	FOURTH QUARTER 2013			FOURTH QUARTER 2012
				Restated under IAS 19R
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	64.1	51.9	116.0	70.7	59.3	130.0
Net revenue (excludes RE surcharge)	64.1	50.9	115.0	70.7	55.0	125.7
Trading profit	4.8	10.2	15.0	4.3	11.8	16.1
Return on Sales % (Trading profit/Revenue)	7.5%	19.7%	12.9%	6.1%	19.9%	12.4%

Gas Cylinders

Gas Cylinders Division revenue of $64.1m in Q4 2013 was $6.6m lower than in Q4 2012. Underlying revenue (calculated as net revenue before FX translation effects) decreased by $7.3m or 10.3%, and FX translation differences were a positive $0.7m. Q4 2013 saw tougher trading conditions in both the U.S. and European gas containment markets. While we generated year-on-year sales growth in composite alternative fuel (AF) cylinders for containment of compressed natural gas (CNG), sales in other markets, in particular composite life-support (air) cylinders used in self-contained breathing apparatus (SCBA) for emergency services and aluminum cylinders used for industrial gas containment, were down. Sales of large composite AF cylinders and systems were $13.2m in the quarter, an improvement on the previous quarter. The division recently won its first major contract to supply bulk gas transport modules for a virtual pipeline: supplying CNG to an Australian mining community to allow conversion of power generation from diesel to natural gas. Although originally expected to commence in Q4 2013, the first deliveries are now scheduled in March 2014, and the total contract value is expected to be at least $10m during 2014, with the final value dependent on the volume of gas required to be transported.

Trading profit for the fourth quarter of 2013 was $4.8m, an increase of $0.5m or 11.6% over the $4.3m trading profit for the fourth quarter of 2012. We continued to make good progress on integrating the former Dynetek plants into the division, and these facilities were profitable in this quarter compared to losses in Q4 2012, the first quarter following acquisition. Compared to Q4 2012, we also absorbed an additional negative $0.2m from less favorable exchange rates on import/export prices in Q4 2013. The higher Q4 2013 divisional margin of 7.5% resulted from an improved sales mix, tighter cost control and improved manufacturing efficiencies.

Elektron

Elektron Division’s revenue was $51.9m for Q4 2013, a decrease of $7.4m from Q4 2012. The continuing drop in rare earth costs allowed us to reduce rare earth surcharges to customers by $3.3m in Q4 2013 to only $1.0m compared to the equivalent period last year. Q4 2013 net revenue (revenue before rare earth surcharges) was down $4.1m to $50.9m compared to Q4 2012. There was no FX translation difference on prior year revenue, so underlying revenue was down $4.1m or 7.5%. As previously reported, two key markets, European automotive and U.S. defense, remained weak, but with some signs of improvement in the automotive market. Sales of Elektron high-performance alloys remained strong, mainly because of higher North American demand in aerospace and high-end engineering applications. We have also seen increased sales in Q4 2013 in the photo-engraving market, with revenues and volumes up from Q4 2012.

Elektron’s trading profit of $10.2m in Q4 2013 was $1.6m lower than in Q4 2012. Although sales margins were strong, profit fell due to the lower sales in the quarter. FX transaction rates on imports and exports had no impact in the quarter compared to the equivalent period in 2012.

Operating profit to net income for the period

Operating profit was $13.2m in Q4 2013 compared to $14.0m in Q4 2012. We incurred a one-off $1.7m actuarial retirement benefit charge in Q4 2013 in relation to buying out accrued benefits of some of the deferred members in a previously closed U.S. defined retirement benefit plan. This was to reduce the risk of this plan by reducing its gross liabilities by $11.2m. The charge has been included in our restructuring and other income / (expense) and can be allocated as $1.2m to Gas Cylinders Division and $0.5m to Elektron Division. In addition, there was a $0.1m charge under IFRS 2 related to share options granted at the time of the IPO, where the cost is spread over the vesting period. There were charges of $2.1m in respect of restructuring and other income or expense in the fourth quarter of 2012.

The net interest charge for Q4 2013 was $0.2m higher at $1.6m (Q4 2012: $1.4m).

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As previously reported, a change to IAS 19, Employee Benefits Revised, requires us to charge (in addition to normal current-year service costs) scheme paid (and self-funded) administration costs to operating profit and to make a notional finance charge, in respect of the level of accounting pension deficit, based upon corporate bond yields. In the fourth quarter of 2012, profit on operations before tax and net income were impacted by charges of $0.9m and $0.7m, respectively. Results for Q4 2012 have been restated to reflect these changes and make the prior-year figures comparable to the current year (see Note 6 of the attached unaudited financial statements for a summary of the 2012 restatement). These charges are non-cash changes to the accounting presentation and do not affect pension deficit calculations, as the additional charges are cancelled out by corresponding positive credits in equity reserves, resulting in no change in the Group’s net assets.

Profit on operations before tax was $10.5m for Q4 2013 (Q4 2012 IAS 19R restated: $10.7m). Tax expense was $1.7m (Q4 2012 IAS 19R restated: $1.5m), and the effective tax rate was 16.2%, compared to a Q4 2012 effective rate of 14.0%. The increase in the effective tax rate can be attributed to a higher proportion of profits being in the U.S., offset in part by U.K. Government tax initiatives reducing taxes on profits from patented products and the utilization of brought-forward trading losses.

Net income in the period was $8.8m (Q4 2012 IAS 19R restated: $9.2m). Adjusting for non-trading items (IAS 19 retirement benefits finance charge, acquisition costs, disposal costs of intellectual property, restructuring and other income / (expense) and other share-based compensation charges), adjusted net income in Q4 2013 was $11.1m (Q4 2012 IAS 19R restated: $12.6m).

Earnings per £1 ordinary share for Q4 2013, unadjusted, was $0.66. Using adjusted net income, earnings per £1 ordinary share was $0.83, and the ADS equivalent was $0.41 for Q4 2013.

Cash flow and net debt

The Group achieved a $7.3m net cash inflow from operating activities in Q4 2013 compared to the inflow of $17.3m in Q4 2012. There was a cash outflow from higher working capital of $5.5m in Q4 2013 compared to an inflow of $5.2m in Q4 2012, which reflects a build-up of work-in-progress in the AF gas cylinder business and improved orders in Elektron. Purchases of property, plant and equipment resulted in a cash outflow of $10.1m in Q4 2013 (Q4 2012: $9.3m). We have increased the rate of expenditure in the second half of 2013 with investments in additional composite cylinder capacity as announced previously. Q4 2013 includes a cash outflow of $1.0m in relation to further investment in our gas transportation joint venture in the USA, via debt to fund its expansion. There was a net cash outflow before financing of $6.0m in Q4 2013, compared to an inflow of $8.7m in Q4 2012.

In Q4 2013, cash flows used in financing activities consisted of a net outflow of $3.9m compared to cash flows from financing activities of $10.7m in Q4 2012. The amount of interest paid to debt-holders was $1.3m in Q4 2013, the same as in Q4 2012. In Q4 2013, we paid a quarterly dividend of $2.7m (Q4 2012: $2.0m). Total cash flow movements were a net outflow of $9.9m in Q4 2013 compared to an inflow of $19.4m in Q4 2012.

Luxfer Group had $28.4m of cash and cash equivalents as at December 31, 2013, compared to an equivalent figure of $40.2m as at December 31, 2012. As at December 31, 2013, net debt had increased to $35.4m from $23.3m as at December 31, 2012, as a result of our investments in the businesses.

Twelve-month period - ended December 31, 2013

On an IFRS reported basis, revenues for the twelve-month period were $481.3m compared to $511.6m for the same period of 2012. The decrease is attributable to a significant reduction in surcharges on rare earths. Net revenue for the twelve-month period was $472.9m for 2013, $1.8m higher than the equivalent period in 2012 of $471.1m. Adjusting for an adverse translation impact of $1.5m, underlying revenue increased by $3.3m or 0.7% in 2013 compared to 2012. This related to increased sales of large composite cylinders for CNG containment, along with strong sales demand for composite SCBA cylinders, which offset weaker demand for defense products and from other industrial sectors, mainly in European markets, in both the Elektron and Gas Cylinders divisions. In 2013, we sold $50m of alternative fuel cylinders and systems.

Trading profit for the twelve-month period was $59.2m compared to $68.5m for 2012, a decrease of 13.6%. Though overall net revenue was up, the switch in the sales mix from Elektron to Gas Cylinders had an adverse profit impact, with the fall in Elektron’s sales having a greater profit impact due to the typically higher operating margins of the Elektron Division. Elektron Division’s trading profit of $40.2m was down 23.9%, with the largest reduction relating to a $10m adverse variance on sales volume and mix changes. There was a further $2.7m adverse variance as a result of reduced margins on lower pricing, net cost savings of $0.6m and an adverse translation of $0.5m. Gas Cylinders Division’s trading profit of $19.0m was up 21.0%; the improvement resulted from a $6.6m favorable trading variance from higher sales, offset by higher net costs of $2.4m and a negative transaction FX variance of $1.0m, but a favorable translation of $0.1m. Group operating profit for the twelve-month period was $56.5m compared to $66.4m for the same period in 2012, operating profit being stated after restructuring costs and one-off items, such as a charge under IFRS 2 related to share options granted at the time

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of the IPO, where the cost is amortized over the vesting period and the costs relating to the buy-out of pension liabilities in the U.S.

Profit on operations before taxation for the twelve-month period ended December 31, 2013, was $46.7m, which represented an $8.8m or 15.9%, decrease from the same period in 2012. Net income for the twelve-month period was $34.1m, down $5.4m from the same period in 2012.

The effective tax charge in 2013 was 27.0%, compared to 28.8% in 2012. The reduction was achieved despite a greater proportion of the profits being generated in the higher tax jurisdiction of the USA. This was achieved through utilization of previously trapped losses in the U.K, and the benefit of lower rates on U.K. profits generated from patented products under the new U.K. “patent box” tax system.

Adjusted net income (as reconciled to net income in Note 4 of this release) for the twelve-month period was $39.8m, compared to $44.7m for the same period in 2012 (restated under IAS 19R).

Earnings per share

The basic EPS on our ordinary £1 shares was $2.54 per share and the ADS equivalent was $1.27 per ADS. Adjusted income EPS per ADS was $1.48 and the fully diluted equivalent was $1.42. This was at the top end of our expectations and guidance provided after Q3 results and was achieved, in part, through a reduction in our taxation costs.

Adjusted EBITDA (reconciliation in Note 4) for the twelve-month period ended December 31, 2013 was $76.6m compared to $83.2m for the same period in 2012. Net cash flows from operating activities for the twelve-month period was $37.1m compared to $69.0m for the same period in 2012, after tax, but before investment and financing activities. The reduced cash flow was a result of an increase in working capital requirements near the end of 2013 due to higher work in progress, along with increased investment in the operations, as well as the impact of lower profits. In 2012 we also had a favorable effect from significantly falling rare earth prices and inventory levels, following the price spike in 2011.

Other corporate matters

Acquisition of additional CNG cylinder manufacturing facility

We have signed a purchase agreement to acquire a small composite cylinder business and the associated under-utilized production assets in Utah, subject to customary closing requirements. This will provide our North American gas cylinder business with a facility purpose-built for the manufacture of Type 4 (polymer-lined) composite cylinder products, which will be targeted initially at the class 8 heavy-duty truck market, where conversions from diesel to CNG are expected to increase. The initial cost is $3m with a variable deferred consideration element, estimated at $6m, linked largely to the success of the operation in the next three years. We are in the final stages of developing a new range of larger-diameter Type 4 cylinders for growing CNG markets to complement our existing lightweight range of Type 3 (aluminum-lined) cylinder products and systems, and our plan is for the new range to be made in Utah. Available capacity is expected to be adequate for our needs through 2015 and can be expanded further when required.

Transfer of ordinary shares to American Depositary Receipts (“ADRs”)

The transfer of ordinary shares into the ADR program by the existing holders of ordinary shares is progressing well. As at February 28, 2014, the number of ADRs had increased to 24.8m, which compares to 9.2m at the IPO, representing 92% of the total share capital.

Newly extended banking arrangements

The Group is in the process of amending and extending its banking facilities, which are currently a £70m ($115m) revolving credit facility. The new arrangements provide an expanded $150m of committed revolving credit facilities, at slightly lower costs than previous terms, and also provide up to an additional $50m via a standby accordion facility. The current facilities were due to mature in early May 2015, but the amended facility is to be extended to the end of April 2019. Fees payable for this amendment and extension are expected to be $1.3m plus legal costs.

Summary of 2013

Our European markets, especially automotive, were generally soft throughout 2013. North America was generally much stronger, although defense sales there were even more depressed than expected. The main impact of this softness was felt by our Elektron Division, although the aluminum cylinder business was also affected in Europe.

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Overall, our Gas Cylinders business saw substantial growth in demand for our ultra-lightweight composite cylinders, mainly driven by alternative fuel, but sales of composite cylinders for SCBA kits were also stronger.

Q4 revenue was lower than we expected, with the single largest variance being a delay in the receipt of a purchase order for a major AF “virtual pipeline” project in Australia for which we are supplying bulk gas transport modules and for which we expected to have shipped around half prior to the year-end.

While the operating profit figures were below our expectations, we have delivered our forecast EPS based on improvements to our use of historic tax losses and UK government tax incentives, and there has been good progress in a number of strategically-important areas:

•	The FAA made a decision to allow the use of certain magnesium alloys in civil aircraft interiors and is in the process of setting out the method for approving acceptable alloys.

•	Despite the delayed “virtual pipeline” order, we achieved $50m of sales in alternative fuel cylinders and systems, an increase of $30m from 2012.

•	We successfully integrated the ex-Dynetek plants, which have become profitable despite being loss-making prior to our acquisition.

•	We improved the trading margin of the Gas Cylinders Division from 6.4% in 2012 to 7.3% in 2013.

•	Although not a deliverable, it is comforting to see rare earth prices stabilizing back at sensible levels, removing the threat to the cost-competitiveness of our rare-earth-containing materials.

•	Even before the civil aircraft market for magnesium has developed, we are selling more aerospace-grade magnesium alloys than we have sold in the past.

•	Our environmental credentials have improved, with over 90% of our sales revenue now coming from facilities that are ISO14001-compliant.

Outlook for 2014

We expect the alternative fuel and SCBA markets to grow further in North America during 2014, which we expect would have a positive influence on our Gas Cylinders Division. Our objective is to increase our presence in the alternative fuel market, and to that end we are in the process of developing a range of Type 4 (polymer-lined) composite cylinders for applications where larger-diameter cylinders are required. We have just committed to the acquisition of additional CNG cylinder manufacturing assets, which we expect to facilitate our entry into that product sector. We expect to begin offering these products in Q2, with the full range taking a few months to roll out.

For 2014, planned capacity increases in Type 3 (aluminum-lined) composite cylinders come on-stream progressively through the year. In Elektron, while we are not assuming any recovery in the defense market, we do expect some recovery in European industrial markets, especially automotive, over the course of the year, and we have won some additional automotive business, which is scheduled to start in Q3.

The delayed shipments of modules for the Australian “virtual pipeline” are now expected to be over March to June this year, subject to any unforeseen further delays.

There are a few unexpected headwinds, however, to be faced in the first half of the year. Firstly, there has been a delay in regulatory approval of breathing air kits compliant with the new 2013 USA standard. This has been made public by our customers, who are understandably upset with this regulatory delay. While cylinders are still being taken by our customers for a pre-build of 2013-compliant kits for the delayed launch, there is a lull in sales until, it is expected, sometime during Q2. We would expect the shortfall to be largely recovered in the balance of the year, subject to capacity constraints.

Secondly, and sadly, on February 22nd one of our two key customers for countermeasure flare material suffered a fatal explosion at its facility in Tennessee. This is likely to result in a suspension of its production for some months, resulting in a lower demand for our military-grade magnesium powders. It is not yet clear whether the customer will attempt to recover the shortfall once production resumes.

Overall, while these issues and the continuing weakness of European markets are likely to hold us back in Q1 2014 and possibly Q2 2014, we remain optimistic that, over the whole year, both divisions will improve on 2013. The introduction of Type 4 (polymer-lined) composite cylinders around the middle of the year will be an exciting addition to our product range.

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CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2013 AND 2012 (UNAUDITED)

	Three-month periods ended December 31,		Twelve month periods ended December 31,
	2013	2012	2013	2012
		Restated under IAS 19R		Restated under IAS 19R
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	116.0	130.0	481.3	511.6
Cost of sales	(86.0)	(98.9)	(363.5)	(385.7)
Gross profit	30.0	31.1	117.8	125.9

Distribution costs	(1.8)	(1.9)	(6.5)	(6.9)
Administrative expenses	(13.2)	(13.0)	(52.2)	(50.4)
Share of results of joint venture	-	(0.1)	0.1	(0.1)

TRADING PROFIT	15.0	16.1	59.2	68.5
Restructuring and other income (expense)	(1.8)	(2.1)	(2.7)	(2.1)

OPERATING PROFIT	13.2	14.0	56.5	66.4
Acquisitions and disposals	-	(1.0)	(0.1)	(0.8)
Finance income
Interest received	0.1	0.1	0.3	0.2
Finance costs
Interest costs	(1.7)	(1.5)	(6.2)	(6.7)
IAS 19R – retirement benefits finance charge	(1.1)	(0.9)	(3.8)	(3.6)

PROFIT ON OPERATIONS BEFORE TAXATION	10.5	10.7	46.7	55.5
Tax expense	(1.7)	(1.5)	(12.6)	(16.0)

NET INCOME FOR THE PERIOD	8.8	9.2	34.1	39.5

Attributable to:
Equity shareholders	8.8	9.2	34.1	39.5

NET INCOME FOR THE PERIOD	8.8	9.2	34.1	39.5
IAS 19R – retirement benefits finance charge	1.1	0.9	3.8	3.6
Acquisitions and disposals	-	1.0	0.1	0.8
Restructuring and other (income) expense	1.8	2.1	2.7	2.1
Other share based compensation charges	0.4	-	1.3	-
Tax thereon	(1.0)	(0.6)	(2.2)	(1.3)
ADJUSTED NET INCOME	11.1	12.6	39.8	44.7

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2013 AND 2012 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2013	2012	2013	2012
		Restated under IAS 19R	Restated under IAS 19R
	$M	$M	$M	$M
Net income for the period	8.8	9.2	34.1	39.5

Other comprehensive income movements:
Exchange differences on translation of foreign operations	1.8	1.2	3.1	2.9

Fair value movements in cash flow hedges	(0.7)	0.4	(0.8)	(0.1)
Transfers to income statement on cash flow hedges	0.8	(0.6)	-	(0.2)
Deferred tax on cash flow hedges	(0.1)	-	0.1	-
Hedge accounting income adjustments	-	(0.2)	(0.7)	(0.3)

Total hedge accounting and translation of foreign operation movements	1.8	1.0	2.4	2.6

Remeasurement of defined benefit retirement plans	8.3	(17.7)	23.7	(17.4)
Deferred tax on retirement benefit changes	(2.0)	3.9	(9.1)	2.9
Retirement benefit changes	6.3	(13.8)	14.6	(14.5)
Total other comprehensive income movements for the period	8.1	(12.8)	17.0	(11.9)
Total comprehensive income for the period	16.9	(3.6)	51.1	27.6

Attributed to:
Equity shareholders	16.9	(3.6)	51.1	27.6

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UNAUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2013, AND AUDITED DECEMBER 31, 2012

	December 31,	December 31,
	2013	2012
	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	137.9	129.6
Intangible assets	41.4	38.4
Investments	7.9	0.8
Deferred tax assets	15.8	21.6
	203.0	190.4
Current assets
Inventories	94.1	83.8
Trade and other receivables	68.6	74.4
Income tax receivable	2.0	1.7
Cash and short term deposits	28.4	40.2
	193.1	200.1
TOTAL ASSETS	396.1	390.5
EQUITY AND LIABILITIES

Ordinary share capital	25.3	25.3
Deferred share capital	150.9	150.9
Share premium account	55.6	55.6
Retained earnings	317.3	278.6
Own shares held by ESOP	(0.5)	(0.5)
Other capital reserves	2.6	0.8
Hedging reserve	(0.3)	0.4
Translation reserve	(25.4)	(28.5)
Merger reserve	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity holders	191.7	148.8
Total equity	191.7	148.8

Non-current liabilities
Bank and other loans	63.8	63.5
Retirement benefits	67.6	96.7
Deferred Tax liability	5.5	-
Provisions	2.2	2.8
	139.1	163.0
Current liabilities
Trade and other payables	63.2	73.7
Current income tax liabilities	0.3	3.1
Provisions	1.8	1.9
	65.3	78.7
Total liabilities	204.4	241.7
TOTAL EQUITY AND LIABILITIES	396.1	390.5

9

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2013 AND 2012 (UNAUDITED)

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2013	2012	2013	2012
		Restated under IAS 19R		Restated under IAS 19R
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	8.8	9.2	34.1	39.5
Adjustments to reconcile net income for the period to net cash from operating activities:
Income taxes	1.3	0.7	9.6	11.1
Deferred income taxes	0.4	0.8	3.0	4.9
Depreciation and amortization	4.1	3.9	15.8	14.7
Charges on retirement benefit obligations	1.7	—	1.7	—
Share based compensation charges	0.5	0.8	1.8	0.8
Loss on disposal of property, plant and equipment	0.3	—	0.3	—
Net interest costs	1.6	1.4	5.9	6.5
IAS 19 finance charge	1.1	0.9	3.8	3.6
Acquisitions and disposals	—	0.2	0.1	—
Share of results of Joint Ventures	—	0.1	(0.1)	0.1
Changes in operating assets and liabilities:
Decrease/(increase) in receivables	2.6	5.7	5.7	(1.3)
(Increase)/decrease in inventories	(5.1)	6.1	(9.1)	24.1
Decrease in payables	(3.0)	(6.6)	(11.2)	(15.3)
Movement in retirement benefit obligations	(3.4)	(2.8)	(11.4)	(9.8)
Decrease in provisions	(0.4)	(0.6)	(0.7)	(0.6)
Income tax paid	(3.2)	(2.5)	(12.2)	(9.3)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	7.3	17.3	37.1	69.0
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(10.1)	(9.3)	(24.2)	(19.3)
Purchases of intangible assets	(2.3)	—	(2.3)	—
Receipts from sales of property, plant and equipment	0.1	—	0.1	—
Investment in Joint Ventures – equity funding	—	—	(2.5)	(0.4)
Investment in Joint Ventures – debt funding	(1.0)	—	(4.5)	—
Proceeds from sale of business (net of costs)	—	0.7	—	1.5
Purchase of business (net of cash acquired)	—	—	—	(11.0)
Disposal of business	—	—	—	(0.2)
NET CASH USED IN INVESTING ACTIVITIES	(13.3)	(8.6)	(33.4)	(29.4)
NET CASH FLOW BEFORE FINANCING	(6.0)	8.7	3.7	39.6
FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.3)	(0.4)	(0.9)	(1.8)
Interest paid on Loan Notes due 2018	(1.0)	(0.9)	(4.0)	(3.9)
Interest income received from joint ventures	0.1	—	0.1	—
Other interest received	—	0.1	0.2	0.2
Dividends paid	(2.7)	(2.0)	(10.8)	(5.8)
Repayment on banking facilities and other loans	—	(47.2)	—	(72.8)
Modification to banking facilities and other loans – financing costs	—	(0.6)	—	(0.6)
Proceeds from issue of shares	—	65.1	—	65.1
Share issue costs	—	(3.5)	(0.3)	(3.5)
Purchase of shares from ESOP	—	0.1	—	0.1
NET CASH FLOWS (USED IN) / FROM FINANCING ACTIVITIES	(3.9)	10.7	(15.7)	(23.0)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(9.9)	19.4	(12.0)	16.6
Net (decrease)/increase in cash and cash equivalents	(9.9)	19.4	(12.0)	16.6
Net foreign exchange differences	0.2	0.3	0.2	1.4
Cash and cash equivalents at beginning of period	38.1	20.5	40.2	22.2
Cash and cash equivalents at end of period	28.4	40.2	28.4	40.2
10

1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense. All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:

	Three month period ended December 31, 2013				Three month period ended December 31, 2012 Restated under IAS 19R
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	64.1	52.2	-	116.3	70.7	59.4	-	130.1
Inter-segment sales	-	(0.3)	-	(0.3)	-	(0.1)	-	(0.1)
Sales to external customers	64.1	51.9	-	116.0	70.7	59.3	-	130.0
Result
Trading profit	4.8	10.2	-	15.0	4.3	11.8	-	16.1
Restructuring and other income (expense)	(1.2)	(0.5)	(0.1)	(1.8)	(1.1)	(0.2)	(0.8)	(2.1)
Operating profit	3.6	9.7	(0.1)	13.2	3.2	11.6	(0.8)	14.0
Acquisitions and disposals	-	-	-	-	(0.9)	(0.1)	-	(1.0)
Net interest costs	-	-	(1.6)	(1.6)	-	-	(1.4)	(1.4)
IAS 19 finance charge	-	-	(1.1)	(1.1)	-	-	(0.9)	(0.9)
Profit before tax	3.6	9.7	(2.8)	10.5	2.3	11.5	(3.1)	10.7
Tax expense				(1.7)				(1.5)
Net income for the period				8.8				9.2
Other segment information
Segment assets	183.5	150.4	62.2	396.1	165.7	152.1	72.7	390.5
Segment liabilities	(35.0)	(22.3)	(147.1)	(204.4)	(40.3)	(28.2)	(173.2)	(241.7)
Net assets/(liabilities)	148.5	128.1	(84.9)	191.7	125.4	123.9	(100.5)	148.8
Capital expenditure: Property, plant and equipment	6.3	3.5	-	9.8	3.8	6.0	-	9.8
Capital expenditure: Intangible assets	0.3	2.0	-	2.3	-	-	-	-
Depreciation and amortization	1.8	2.3	-	4.1	1.9	2.0	-	3.9

	Twelve-month period ended December 31, 2013				Twelve-month period ended December 31, 2012 Restated under IAS 19R
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	261.6	220.4	-	482.0	246.3	265.7	-	512.0
Inter-segment sales	-	(0.7)	-	(0.7)	-	(0.4)	-	(0.4)
Sales to external customers	261.6	219.7	-	481.3	246.3	265.3	-	511.6
Result
Trading profit	19.0	40.2	-	59.2	15.7	52.8	-	68.5
Restructuring and other income (expense)	(1.5)	(0.7)	(0.5)	(2.7)	(1.1)	(0.2)	(0.8)	(2.1)
Operating profit	17.5	39.5	(0.5)	56.5	14.6	52.6	(0.8)	66.4
Acquisitions and disposals	(0.1)	-	-	(0.1)	(0.6)	(0.2)	-	(0.8)
Net interest costs	-	-	(5.9)	(5.9)	-	-	(6.5)	(6.5)
IAS 19 finance charge	-	-	(3.8)	(3.8)	-	-	(3.6)	(3.6)
Profit before tax	17.4	39.5	(10.2)	46.7	14.0	52.4	(10.9)	55.5
Tax expense				(12.6)				(16.0)
Net income for the period				34.1				39.5
Other segment information
Segment assets	183.5	150.4	62.2	396.1	165.7	152.1	72.7	390.5
Segment liabilities	(35.0)	(22.3)	(147.1)	(204.4)	(40.3)	(28.2)	(173.2)	(241.7)
Net assets/(liabilities)	148.5	128.1	(84.9)	191.7	125.4	123.9	(100.5)	148.8
Capital expenditure: Property, plant and equipment	13.3	10.2	-	23.5	8.2	11.3	-	19.5
Capital expenditure: Intangible assets	0.3	2.0	-	2.3	-	-	-	-
Depreciation and amortization	7.1	8.7	-	15.8	6.5	8.2	-	14.7

11

2. Calculation of net debt

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2013	2012	2013	2012
Net debt is represented by:	$M	$M	$M	$M
Non-current bank and other loans	(63.8)	(63.5)	(63.8)	(63.5)
Less:
Cash and short term deposits	28.4	40.2	28.4	40.2
Net debt at the end of the period	(35.4)	(23.3)	(35.4)	(23.3)

3. Other income (expense) items

a)	Restructuring and other income (expense)
	Three-month periods		Twelve-month periods
	ended December 31,		ended December 31,
	2013	2012	2013	2012
	$M	$M	$M	$M
Charged to Operating profit:
Rationalization of operations	-	(1.3)	(0.5)	(1.3)
I.P.O. related share based compensation charges	(0.1)	(0.8)	(0.5)	(0.8)
Charges on retirement benefit obligations	(1.7)	-	(1.7)	-
	(1.8)	(2.1)	(2.7)	(2.1)

b)	Acquisitions and disposals
	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2013	2012	2013	2012
	$M	$M	$M	$M
(Charged) to Non-operating profit:
Net acquisition costs	-	(0.9)	(0.1)	(0.6)
Disposal costs of intellectual property	-	(0.1)	-	(0.2)
	-	(1.0)	(0.1)	(0.8)

Rationalization of operations

For the twelve-month period ended December 31, 2013, $0.2m and $0.3m of costs were incurred in relation to rationalization costs in our Elektron Division and Gas Cylinders Division, respectively. For the three-month and twelve-month period ended December 31, 2012, $1.3m of costs were incurred in relation to rationalization costs in our Gas Cylinders Division.

I.P.O-related share-based compensation charges

For the three-month period and twelve-month period ended December 31, 2013, a charge of $0.1m and $0.5m, respectively, was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012. For the three-month and twelve-month period ended December 31, 2012, the charge was $0.8m.

Charges on retirement benefit obligations

In the three-month period and twelve-month period ended December 31, 2013, deferred members of the U.S. pension plans were offered the option of a lump sum in respect of their benefits in the plan. The settlement of the pension liabilities resulted in a non-cash charge to the income statement of $1.7m.

Net acquisition costs

For the twelve-month period ended December 31, 2013, net acquisition costs of $0.1m were recognized by the Gas Cylinders Division in relation to the acquisition of Dynetek Industries Limited (the costs for the three-month period and twelve-month period ended December 31, 2012, were $0.9m and $0.6m, respectively).

Disposal costs of intellectual property

For the three-month and twelve month period-ended December 31, 2012, $0.1m and $0.2m, respectively, of costs were incurred by the Elektron Division in relation to the costs of disposal of intellectual property.

12

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of Adjusted net income and Adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	Three-month periods		Twelve-month periods
	ended December 31,		ended December 31,
	2013	2012	2013	2012
	Restated under IAS 19R		Restated under IAS 19R
	$M	$M	$M	$M
Net income for the period	8.8	9.2	34.1	39.5
IAS 19 – retirement benefits finance charge	1.1	0.9	3.8	3.6
Acquisitions and disposals	-	1.0	0.1	0.8
Restructuring and other (income) expense	1.8	2.1	2.7	2.1
Other share based compensation charges	0.4	-	1.3	-
Tax thereon	(1.0)	(0.6)	(2.2)	(1.3)
Adjusted net income	11.1	12.6	39.8	44.7

Add back: Tax thereon	1.0	0.6	2.2	1.3
Tax expense	1.7	1.5	12.6	16.0
Interest costs (net)	1.6	1.4	5.9	6.5
Loss on disposal of property, plant and equipment	0.3	-	0.3	-
Depreciation and amortization	4.1	3.9	15.8	14.7
Adjusted EBITDA	19.8	20.0	76.6	83.2

Management believes that Adjusted net income and Adjusted EBITDA are key performance indicators used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. Adjusted net income and Adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

13

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

American Depositary Shares (ADSs) of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £1 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds 1 £1 ordinary share for every 2 ADSs traded, through American Depositary Receipts.

The Group reports earnings per ordinary share and also earnings per ADS to enable both sets of equity holders to understand the Group’s earnings as a proportion of their equity investment held.

The weighted average methodology used to calculate the ordinary shareholders for 2012 EPS on the £1 shares does not reflect a full-year economic impact of a 35% increase in the share capital of the Group from the IPO at October 3, 2012. ADS and ordinary £1 shareholders should consider this impact when comparing the IFRS EPS to any ADS share price or comparator companies earnings multiples for valuation purposes.

It should be noted that all EPS measures for prior periods have been restated for the application of IAS 19 Revised due to the impact of the accounting standard on the Group’s net income.

	Three-month periods		Twelve-month periods
	ended December 31,		ended December 31,
	2013	2012	2013	2012
	Restated under IAS 19R			Restated under IAS 19R
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	8.8	9.2	34.1	39.5
Adjusted earnings:
IAS 19 – retirement benefits finance charge	1.1	0.9	3.8	3.6
Acquisitions and disposals	-	1.0	0.1	0.8
Restructuring and other (income) expense	1.8	2.1	2.7	2.1
Other share based compensation charges	0.4	-	1.3	-
Tax thereon	(1.0)	(0.6)	(2.2)	(1.3)
Adjusted earnings	11.1	12.6	39.8	44.7

Weighted average number of £1 ordinary shares:
For basic earnings per share	13,407,288	13,405,648	13,407,077	10,741,677
Exercise of share options	631,398	473,710	616,124	185,769
For diluted earnings per share	14,038,686	13,879,358	14,023,201	10,927,446

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.83	$0.94	$2.97	$4.16
Unadjusted	$0.66	$0.69	$2.54	$3.68
Diluted
Adjusted	$0.79	$0.91	$2.84	$4.09
Unadjusted	$0.63	$0.66	$2.43	$3.61
Each £1 ordinary share is equal to 2 American Depositary Shares, as listed and quoted on the New York Stock Exchange.
If all £1 ordinary shares were converted to ADSs, the weighted average number of ADSs would be as follows:
For basic earnings per share	26,814,576	26,811,296	26,814,154	21,483,354
For diluted earnings per share	28,077,372	27,758,716	28,046,402	21,854,892

Earnings per American Depositary Share:
Basic
Adjusted	$0.41	$0.47	$1.48	$2.08
Unadjusted	$0.33	$0.34	$1.27	$1.84
Diluted
Adjusted	$0.40	$0.45	$1.42	$2.05
Unadjusted	$0.31	$0.33	$1.22	$1.81

14

6. IAS 19 Employee Benefits Revised

Under the revised standard, the charge to the income statement in relation to defined benefit costs has changed, with only current-period service costs and administrative expenses being charged to operating profit and a finance expense calculated on the outstanding accounting deficit being charged to finance costs. The revised standard has not led to changes on the balance sheet or the deficit, so movements in the income statement have equal and opposite movements in Other Comprehensive Income.

The following table summarizes the impact of the revision to the standard to the income statement for the twelve-month period ended December 31, 2012.

	Previously published information	Restated under IAS 19R
	Twelve-month period ended	Twelve-month period ended
	December 31, 2012	December 31, 2012
	$M	$M
OPERATING PROFIT	66.7	66.4
Other income (expense):
Acquisition and disposal costs	(0.8)	(0.8)
Finance income:
Interest received	0.2	0.2
Finance costs:
Interest costs	(6.7)	(6.7)
IAS 19 – retirement benefits finance charge	-	(3.6)

PROFIT BEFORE TAXATION	59.4	55.5
Tax expense	(17.0)	(16.0)

NET INCOME FOR THE PERIOD	42.4	39.5
Attributable to:
Equity shareholders	42.4	39.5

Based on the above table, the IAS 19 Revised impact can be summarized as follows:

Twelve-month period ended
December 31, 2012
$M
Reduction in:
Operating profit	(0.3)
Profit on operations before taxation	(3.9)
Net income	(2.9)

7. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the United States.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have been updated for market conditions at December 31, 2013.

The discount rate for the U.K. plan has increased by 0.1% per annum from 4.4% at December 31, 2012, to 4.5% at December 31 2013. Long-term inflation expectations have increased by 0.4% per annum from 3.0% at December 31, 2012, to 3.4% at December 31, 2013. The combined effect of the changes has been to increase the projected benefit obligation by approximately $4m relative to that expected. There have also been better-than-expected returns on U.K. plan assets of $15m, which, combined with the change in the projected benefit obligation and the net charges/contributions and translation impact of a positive $4m, has led to the deficit on the U.K. plan decreasing by approximately $15m.

In the United States, the discount rate has increased by 0.7% from 4.2% at December 31, 2012 to 4.9% at December 31, 2013. This has decreased the projected benefit obligation by approximately $6m relative to that expected. There were better-than-expected returns on U.S. plan assets of $5m, which, combined with the change in the projected benefit obligation and the net charges/contributions of the scheme of a positive $3m, has led to the deficit on the U.S. plan decreasing by approximately $14m.

15

7. Retirement benefits (continued)

The movement in the pension liability is shown below:

	Three-month periods ended December 31,		Twelve-month periods ended December 31,

	2013	2012	2013	2012
	Restated under IAS 19R		Restated under IAS 19R
	$M	$M	$M	$M
Opening balance	74.9	80.4	96.7	82.4
Charged to the Income Statement	2.5	3.1	10.2	10.4
Cash contributions	(4.8)	(5.0)	(17.8)	(16.6)
(Credited)/charged to the Statement of Comprehensive Income	(8.3)	17.7	(23.7)	17.4
Settlement charge	1.7	-	1.7	-
Exchange adjustments	1.6	0.5	0.5	3.1
Closing balance	67.6	96.7	67.6	96.7

8. Dividends paid and proposed

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2013	2012	2013	2012
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid August 10, 2012 ($0.39 per ordinary share)	-	-	-	3.8
Interim dividend paid October 25, 2012 ($0.20 per ordinary share)	-	2.0	-	2.0
Interim dividend paid February 6, 2013 ($0.20 per ordinary share)	-	-	2.7	-
Interim dividend paid May 8, 2013 ($0.20 per ordinary share)	-	-	2.7	-
Interim dividend paid August 7, 2013 ($0.20 per ordinary share)	-	-	2.7	-
Interim dividend paid November 6, 2013 ($0.20 per ordinary share)	2.7	-	2.7	-
	2.7	2.0	10.8	5.8

	Three-month periods ended December 31,		Twelve-month periods ended December 31,
	2013	2012	2013	2012
	$M	$M	$M	$M
Dividends proposed and paid after December 31
(not recognized as a liability as at December 31):
Interim dividend paid February 6, 2013 ($0.20 per ordinary share)	-	2.7	-	2.7
Interim dividend paid February 5, 2014 ($0.20 per ordinary share)	2.7	-	2.7	-
	2.7	2.7	2.7	2.7

9. Share based compensation

Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (“LTIP”) and Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan (“Director EIP”)

In the first quarter of 2013, 306,200 Restricted Stock Units and Options over ADSs equivalent to 153,100 ordinary shares, were granted under the LTIP. In March 2013, 1,924 ADS Restricted Stock, equivalent to 962 ordinary shares, were granted and issued under the Director EIP, and 2,000 Options over ADSs, equivalent to 1,000 ordinary shares, lapsed under the LTIP. In June 2013, 9,252 ADS Restricted Stock Units, equivalent to 4,626 ordinary shares, were granted under the Director EIP.

The total fair value of the awards amounts to $2.3m, of which $1.3m has been charged in the year ended December 31, 2013.

16